Chicago Rivet

Chicago Rivet & Machine Co.

2002 Annual Report

Highlights

	2002	2001	2000
Net Sales and Lease Revenue	$43,012,766	$40,443,010	$45,423,263
Net Income	2,604,075	1,792,270	2,656,161
Net Income Per Share	2.69	1.85	2.60
Dividends Per Share	.87	.97	1.07
Net Cash Provided by Operating Activities	4,008,006	5,287,476	4,773,144
Expenditures for Property, Plant and Equipment	886,009	1,431,698	2,125,189
Working Capital	12,874,182	11,616,424	12,001,291
Total Shareholders' Equity	24,109,105	22,372,924	21,518,773
Common Shares Outstanding at Year End	966,132	967,132	967,132
Shareholders' Equity Per Common Share	24.95	23.13	22.25

Annual Meeting

The annual meeting of shareholders
will be held on May 13, 2003 at 10:00 a.m. at
901 Frontenac Road
Naperville, Illinois 60566

Management's Report
on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

For 2002, the Company posted increases in both revenues and net income compared with 2001. The Company's performance is especially gratifying in view of available data indicating the level of industrial production within the manufacturing sector of the domestic economy declined again in 2002. With the notable exception of automobile production, we witnessed little, if any, improvement in conditions within our markets. Despite the fact that operating results improved, our enthusiasm is restrained by the knowledge that while revenues increased overall, gains were customer specific, rather than a broadly based improvement that would suggest the beginning of a sustained rebound. Indeed, while we are pleased to have successfully solicited new customers, and new business from existing customers, we are mindful that our markets continue to be intensely competitive; and, that as global sourcing becomes more widespread, we are also affected by customers' decisions to shift manufacturing to facilities outside of the United States.

We continued to benefit from successful efforts to control many cost elements; however, costs of certain items — such as health insurance, and to a lesser extent raw materials — seem to be driven by factors that are beyond our immediate control. Despite the increase in operating levels within the automotive industry in 2002, there were limited opportunities to recover these higher costs by increasing prices. We see no reason to anticipate a meaningful change in this situation in the near future. Our past investments in new equipment have helped offset some of the increase in our costs of operations, while also expanding our capabilities and providing a foundation for the future.

We closed last year's report by expressing the sentiment that we were glad to have left 2001 behind us, and we were looking forward to a better year in 2002. While our results certainly improved in 2002 compared with 2001, our anticipation of a broader manufacturing recovery was not realized.

2002 Compared to 2001

Net sales and lease revenues improved approximately 6% compared with 2001 and totaled $43,012,766 in 2002. As discussed below, revenue gains were achieved in both the fastener and assembly equipment segments and the increased volume, coupled with successful efforts to hold the line on costs, translated into improvements in gross margins, which amounted to $10,585,563 for 2002, compared with $9,187,046 recorded in 2001.

Within the fastener segment, revenues increased 7%, to $34,991,758, reflecting an overall increase in automobile production. However, it should be noted that our volumes did not increase across our entire customer base. Instead, our overall gain was due to increases in business with certain key customers, bolstered by revenues related to new customers and new products from existing customers.

Gross margins within the fastener segment improved to 21.1% in 2002, compared with 19.9% recorded in 2001. This improvement is largely attributable to the effects of higher volumes and increases in efficiency associated with those higher volumes. A number of other factors impacted operations during the year. While we benefited from reductions in tooling costs, those savings were offset by increases in the cost of materials and by a substantial increase in the cost of employee health insurance.

Activity levels within the assembly equipment segment remain well below the level that we consider normal. While revenues within the segment improved to $8,021,008 in 2002, compared with $7,738,868 in 2001, the change is attributable to a few large orders and not due to any significant improvement in the market for equipment, which remains adversely affected by a persistent decline in the broad manufacturing sector and the related restraint on capital spending. Nevertheless, gross margins within this segment improved to approximately 40% in 2002 compared with 35% for 2001. This improvement is primarily attributable to higher volumes and reduced labor expense.

Selling and administrative expenses increased approximately 3.7% compared with 2001. Both profit sharing and sales commissions increased as a result of higher sales and increased profits. Other factors contributing to the increase include higher salary expense and increased health insurance costs, partially offset by a decrease in the provision for bad debt expense, which was unusually high in the prior year due to the bankruptcy filing of a certain customer.

The Company recorded net interest income during 2002 of $4,214, compared with net interest expense of $114,607 in 2001, as a result of lower prevailing interest rates and reduced debt levels.

2001 Compared to 2000

The effect of the recession was apparent in the comparison of revenues and margins between 2001 and 2000. Net sales and lease revenues fell to $40,443,010 in 2001, a decline of 11% compared to 2000. This lower level of operations was the primary factor contributing to the decrease in gross margins, which fell to $9,187,046 for 2001, compared to $11,943,030 reported for 2000.

Revenues within the fastener segment declined 8.5% and amounted to $32,704,142 during 2001. This decline stems from the combination of lower volumes for existing business, partially offset by successful efforts to win new business from both new and existing customers. Gross margins within this segment declined from 22.3% in 2000 to 19.9% for 2001. During the year, the Company was able to take advantage of softness within the raw materials market, successfully negotiating price reductions for certain raw materials and supplies. Unfortunately, the positive contribution from those activities was offset by increases in the cost of health insurance and a somewhat higher cost for perishable tooling. Other than those two areas, we were generally successful in reducing our variable costs in a manner consistent with the reduced level of operations. Fixed costs, as would be expected, remained relatively unchanged despite the reduced levels of operations.

The domestic metalworking machinery market suffered a significant decline in 2001, with overall activity falling to its lowest level in nearly a decade. These conditions were plainly evident in the results of operations within our assembly equipment segment. Revenues fell to $7,738,868 during 2001, compared to $9,687,564 recorded during 2000. Despite our efforts to reduce costs and manage the negative effects of lower volumes, we were unable to cut costs as quickly and as deeply as demand declined. Because we believe that this downturn is of a cyclical nature, we made a decision to attempt to maintain as much of our skilled workforce as possible, rather than attempt to match volume declines with a wholesale reduction in the workforce. As a result, labor and benefit costs remained at levels somewhat higher than might otherwise be expected, given recent business conditions. On a short-term basis, we view this as the most practical response to what we believe will be a temporary situation. We were able to achieve only limited reductions in fixed costs compared with the prior year. The net result was an overall decline in gross margins, which fell to approximately 35% in 2001, compared to 42% recorded in 2000.

Selling and administrative expenses declined significantly compared with the prior year. Successful completion of the first phase of implementation of new data processing systems resulted in a significant reduction in consulting expenses compared with the prior year. In addition, salary and benefit expenses declined significantly due to reductions in headcount, achieved mainly through attrition. Sales commissions and profit sharing expense declined to levels consistent with the lower sales volumes and lower income, respectively. Unfortunately, bad debt expense increased by a net amount of $114,000, mainly due to the third quarter bankruptcy filing of a certain customer.

Lower prevailing interest rates, combined with lower debt, resulted in a net interest expense reduction of $61,000.

DIVIDENDS

The Company paid four regular quarterly dividends of $.18 per share during 2002. In addition, an extra dividend of $.15 per share was paid during the second quarter of 2002, bringing the total dividend distribution to $.87 per share. On February 17, 2003 your Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2003 to shareholders of record March 5, 2003. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 69 years. At that same meeting, the Board declared an extra dividend of $.25 per share, payable April 17, 2003 to shareholders of record on April 4, 2003.

MACHINERY AND EQUIPMENT

Investments in machinery and equipment totaled $886,009 in 2002. The majority of this investment was related to the fastener segment of our operations. Approximately $567,000 was invested in new equipment directly related to the manufacture of fasteners, with an additional $123,000 expended for equipment related to quality control and finishing operations for the fastener segment. The balance was expended for a variety of miscellaneous items, including material handling, data processing and other equipment.

The Company invested approximately $1.4 million in machinery, equipment and building improvements during 2001. The majority of these expenditures were related to the fastener segment of our operations. Specifically, a total of $1.1 million was expended for the purchase of equipment used directly in the manufacture of fasteners and $88,000 was invested in new equipment related to the quality control process in fastener manufacturing. $129,000 was expended in connection with data processing and data communications equipment, $61,000 was spent for building improvements, primarily related to the fastener segment of our business, and the balance was expended for a variety of smaller machinery and equipment, including the manufacture of automatic rivet setting equipment that is leased to our customers.

Capital investments totaled approximately $2.1 million during 2000. Slightly over $1.9 million of this total was invested in new equipment related to the production of fasteners. Of the amount expended within the fastener segment, $1.5 million was invested in new cold heading and thread-forming equipment and certain support equipment. This equipment was purchased to expand our capacity to manufacture certain specialty products for which demand has exceeded our capacity. Certain obsolete heat treating equipment was replaced at a cost of $276,000. The balance was expended for various smaller projects, including new quality control equipment and building improvements. Within the assembly equipment segment, capital expenditures totaled $150,372, primarily for the replacement of machine tools used in the manufacture of perishable tooling that is sold to our customers. The balance was expended for data processing equipment and various office equipment.

Depreciation expense amounted to $1,915,726 in 2002, $1,921,703 in 2001, and $1,889,849 in 2000.

LIQUIDITY AND CAPITAL RESOURCES

At year end, working capital amounted to $12.9 million, an increase of $1.3 million compared with year end 2001. The most significant change in working capital components was the increase in accounts receivable. This increase is due to two factors: higher sales in the latter part of the year in 2002 compared with 2001 and, to a lesser extent, changes in the payment practices of certain customers. As a result, our credit risk is somewhat greater than in the past, but we do not believe that this change in payment practices represents a significant deterioration in the quality of receivables.

In connection with a "Dutch auction" tender offer in April 2000, the Company obtained, on an unsecured basis, a financing commitment that provided borrowing capacity of up to $9.0 million plus a $1.0 million line of credit. The new borrowing was used to finance the unpaid balance of a 1996 loan related to the acquisition of H & L Tool Company, Inc. ($2.7 million) and to fund the purchase of stock under the terms of the "Dutch auction." At December 31, 2002, the indebtedness under the term loan was approximately $1.63 million. Under the terms of the note, the Company is scheduled to repay the principal in quarterly installments of $450,000, plus interest computed on the unpaid balance at a variable rate that is calculated under one of two methods, selected at the option of the Company: the London Inter-Bank Offering Rate (LIBOR) plus an applicable margin; or the lender's prime rate, less an applicable margin. The applicable margin is based upon the funded debt ratio and, for any portion of the loan that bears interest at the prime rate, this margin is up to 50 basis points, and for any portion that bears interest at the LIBOR rate, it is up to 130 basis points. This rate is adjusted quarterly and was approximately 2.4% at December 31, 2002. The line of credit was extended through May 31, 2003 and remained unused at December 31, 2002. The loan agreement expires on March 1, 2005, at which time any unpaid principal and interest is due. Management believes that current cash, cash equivalents, operating cash flow and the available line of credit will be sufficient to provide adequate working capital for the foreseeable future.

The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements. The Company has no long-term supply contracts that will have a material impact on liquidity and financial resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Over time, the Company is exposed to market risks arising from changes in interest rates. The Company has not historically used derivative financial instruments. As of December 31, 2002, $1.63 million of floating-rate debt was exposed to changes in interest rates compared to $3.43 million at the prior year end. This exposure was primarily linked to the London Inter-Bank Offering Rate and the lender's prime rate under the Company's term loan. A hypothetical 10% change in these rates would not have had a material effect on the Company's annual earnings.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. During interim periods, the Company uses estimated gross profit rates to determine the cost of goods sold for a portion of its operations. Actual results can vary from these estimates, and these estimates are adjusted, as necessary, when actual information is available. The effect of these estimates is described in Note 11.

NEW ACCOUNTING STANDARDS

The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards.

STOCK PURCHASE PROGRAM

Terms of a stock repurchase authorization originally approved by the Board of Directors in February of 1990, and subsequently amended to permit the repurchase of an aggregate of 200,000 shares, permit purchases of the Company's common stock to be made from time to time, in the open market or in private transactions, at prices deemed reasonable by management. During 2002, the company purchased 1,000 shares at an average price of $26.98 per share. Cumulative purchases under the current repurchase authorization have amounted to 162,996 shares at an average price of $15.66 per share.

In addition to the purchases described above, the Company purchased 159,564 shares at a price of $23.00 per share pursuant to a "Dutch auction" tender offer completed in April 2000.

OUTLOOK FOR 2003

Much of last year's success was attributable to the surprising strength of the automotive industry. Excluding the automotive sector, domestic manufacturing activity exhibited very little strength during 2002. Some analysts express doubt that the automotive sector can repeat its 2002 performance in 2003. Still, others expect the rest of the manufacturing sector will soon recover from its current weakness, mitigating the effects of a decline in automobile manufacturing. Early

Management's Report

(Continued)

indications from customers within our markets suggest that meaningful improvement is still some distance away. Our order levels are approximately the same as they were one year ago, and although our quotation activity has picked up slightly, that increased activity has not yet been translated into increased orders. Margins will likely remain under pressure from the combination of rising costs and customers' expectations that we reduce our prices in order to successfully compete with global producers. In many respects, 2003 seems likely to present many of the same challenges we have faced in the recent past. Fortunately, the company can continue to rely upon highly skilled and dedicated employees who have consistently demonstrated that they are equal to those challenges. We gratefully acknowledge their contributions, as well as the continued loyalty and support of our customers and our shareholders.

Respectfully,

John A. Morrissey
Chairman

John C. Osterman
President

February 21, 2003

FORWARD-LOOKING STATEMENTS

This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, among other things, our ability to maintain our relationships with our significant customers; increased global competition; increases in the prices of, or limitations on the availability of, our primary raw materials; or a downturn in the automotive industry, upon which we rely for sales revenue, and which is cyclical and dependent on, among other things, consumer spending, international economic conditions and regulations and policies regarding international trade. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

December 31	2002	2001
Assets		
Current Assets		
Cash and Cash Equivalents	$ 2,204,430	$ 4,692,999
Certificates of Deposit	3,157,733	177,882
Accounts Receivable—Less allowances of $240,000	4,994,697	3,995,148
Inventories	6,089,941	6,050,668
Deferred Income Taxes	581,191	607,191
Other Current Assets	277,983	335,590
Total Current Assets	17,305,975	15,859,478
Net Property, Plant and Equipment	12,782,198	13,818,535
Total Assets	$30,088,173	$29,678,013
Liabilities and Shareholders' Equity		
Current Liabilities		
Current Portion of Note Payable	$ 1,632,760	$ 1,800,000
Accounts Payable	1,121,195	929,634
Accrued Wages and Salaries	795,920	751,582
Contributions Due Profit Sharing Plan	435,542	294,986
Other Accrued Expenses	397,634	384,110
Federal and State Income Taxes Payable	48,742	82,742
Total Current Liabilities	4,431,793	4,243,054
Note Payable	—	1,632,760
Deferred Income Taxes	1,547,275	1,429,275
Total Liabilities	5,979,068	7,305,089
Commitments and Contingencies (Note 12)		
Shareholders' Equity		
Preferred Stock, No Par Value, 500,000 Shares Authorized: None Outstanding	—	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued	1,138,096	1,138,096
Additional Paid-in Capital	447,134	447,134
Retained Earnings	26,445,973	24,682,816
Treasury Stock, 171,964 and 170,964 Shares at cost, respectively	(3,922,098)	(3,895,122)
Total Shareholders' Equity	24,109,105	22,372,924
Total Liabilities and Shareholders' Equity	$30,088,173	$29,678,013

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For the Years Ended December 31	**2002**	2001	2000
Net Sales and Lease Revenue	**$43,012,766**	$40,443,010	$45,423,263
Cost of Goods Sold and Costs Related to Lease Revenue	**32,427,203**	31,255,964	33,480,233
Gross Profit	**10,585,563**	9,187,046	11,943,030
Selling and Administrative Expenses	**6,674,821**	6,439,603	7,801,089
Other (Income) Expense, net	**(50,333)**	56,173	155,780
Income Before Income Taxes	**3,961,075**	2,691,270	3,986,161
Provision for Income Taxes	**1,357,000**	899,000	1,330,000
Net Income	**$ 2,604,075**	$ 1,792,270	$ 2,656,161
Net Income Per Share	**$ 2.69**	$ 1.85	$ 2.60

Consolidated Statements of Retained Earnings

Retained Earnings at Beginning of Year	**$24,682,816**	$23,828,665	$22,302,048
Net Income	**2,604,075**	1,792,270	2,656,161
Cash Dividends Paid, $.87 Per Share in 2002, $.97 Per Share in 2001 and $1.07 Per Share in 2000	**(840,918)**	(938,119)	(1,129,544)
Retained Earnings at End of Year	**$26,445,973**	$24,682,816	$23,828,665

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31	2002	2001	2000
Cash Flows from Operating Activities:			
Net Income	**$ 2,604,075**	$ 1,792,270	$ 2,656,161
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	**1,915,726**	1,921,703	1,889,849
Net Gain on the Sale of Properties	**(30,559)**	(42,917)	(2,439)
Deferred Income Taxes	**144,000**	154,000	45,000
Changes in Operating Assets and Liabilities:			
Accounts Receivable, net	**(999,549)**	1,042,083	1,644,428
Inventories	**(39,273)**	1,153,516	(280,463)
Other Current Assets	**57,607**	(143,922)	54,329
Accounts Payable	**191,561**	(135,927)	(372,586)
Accrued Wages and Salaries	**44,338**	(1,995)	(39,029)
Accrued Profit Sharing Plan Contributions	**140,556**	(142,090)	(231,977)
Other Accrued Expenses	**13,524**	(390,864)	174,401
Income Taxes Payable	**(34,000)**	81,619	(764,530)
Net Cash Provided by Operating Activities	**4,008,006**	5,287,476	4,773,144
Cash Flows from Investing Activities:			
Capital Expenditures	**(886,009)**	(1,431,698)	(2,125,189)
Proceeds from the Sale of Properties	**37,179**	57,894	22,225
Proceeds from Held-to-Maturity Securities	**3,007,882**	3,815,989	2,506,327
Purchases of Held-to-Maturity Securities	**(5,987,733)**	(2,563,985)	(3,383,619)
Net Cash Used in Investing Activities	**(3,828,681)**	(121,800)	(2,980,256)
Cash Flows from Financing Activities:			
Borrowings under Term Loan Agreement	**—**	—	3,882,760
Payments under Term Loan Agreement	**(1,800,000)**	(1,800,000)	(1,800,000)
Purchases of Treasury Stock	**(26,976)**	—	(3,895,122)
Cash Dividends Paid	**(840,918)**	(938,119)	(1,129,544)
Net Cash Used in Financing Activities	**(2,667,894)**	(2,738,119)	(2,941,906)
Net Increase (Decrease) in Cash and Cash Equivalents	**(2,488,569)**	2,427,557	(1,149,018)
Cash and Cash Equivalents:			
Beginning of Year	**4,692,999**	2,265,442	3,414,460
End of Year	**$ 2,204,430**	$ 4,692,999	$ 2,265,442
Cash Paid During the Year for:			
Income Taxes	**$ 1,247,000**	$ 663,381	$ 2,049,530
Interest	**$ 79,708**	$ 354,649	$ 288,769

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1—Nature of Business and Significant Accounting Policies

Nature of Business—The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners, screw machine products, automatic rivet setting machines, parts and tools for such machines, and the leasing of automatic rivet setting machines.

A summary of the Company's significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Chicago Rivet & Machine Co. and its wholly-owned subsidiary, H & L Tool Company, Inc. (H & L Tool). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition—Revenues from product sales are recognized upon shipment and an allowance is provided for estimated returns and discounts based on experience.

Lease Income—Automatic rivet setting machines are available to customers on either a sale or lease basis. The leases, generally for a one-year term, are cancelable at the option of the Company or the customer and are accounted for under the operating method, which recognizes lease revenue over the term of the lease. Rentals are billed in advance, and revenues attributable to future periods are included in unearned revenue in the consolidated balance sheets. Costs related to lease revenue, other than the cost of the machines, are expensed as incurred.

Credit Risk—The Company extends credit on the basis of terms that are customary within our markets to various companies doing business primarily in the automotive industry. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States.

Cash and Cash Equivalents—The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and certificates of deposit approximate fair value. The carrying amount reported for the note payable approximates fair market value.

Inventories—Inventories are stated at the lower of cost or net realizable value, cost being determined principally by the first-in, first-out method.

Property, Plant and Equipment—Properties are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax purposes. Direct costs related to developing or obtaining software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software's useful life when the software is ready for its intended use. The estimated useful lives by asset category are:

Asset category	Estimated useful life
Land improvements	15 to 25 years
Buildings and improvements	10 to 35 years
Machinery and equipment	7 to 15 years
Automatic rivet setting machines on lease	10 years
Capitalized software costs	3 to 5 years
Other equipment	3 to 15 years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized currently. Maintenance, repairs and minor betterments that do not improve the related asset or extend its useful life are charged to operations as incurred.

Income Taxes—Deferred income taxes are determined under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements.

Segment Information—The Company reports segment information in accordance with Statement of Financial Accounting Standards No. 131 ("FAS 131"), "Disclosures about Segments of an Enterprise and Related Information." FAS 131 requires that segments be based on the internal structure and reporting of the Company's operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,537 in 2002, 967,132 in 2001 and 1,022,627 in 2000.

Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

2—Balance Sheet Details

	2002	2001
Inventories:		
Raw materials	**$ 1,636,216**	$ 1,649,051
Work in process	**1,818,106**	1,766,068
Finished goods	**2,635,619**	2,635,549
	$ 6,089,941	$ 6,050,668
Net Property, Plant and Equipment:		
Land and improvements	**$ 1,010,595**	$ 1,010,595
Buildings and improvements	**5,743,325**	5,738,460
Production equipment, leased machines and other	**27,774,278**	27,958,777
	34,528,198	34,707,832
Accumulated depreciation	**21,746,000**	20,889,297
	$12,782,198	$13,818,535
Other Accrued Expenses:		
Property taxes	**$ 116,837**	$ 120,189
Unearned revenue and customer deposits	**140,390**	99,733
All other items	**140,407**	164,188
	$ 397,634	$ 384,110

3—Leased Machines—Lease revenue amounted to $198,869 in 2002, $225,948 in 2001 and $246,940 in 2000. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

	2002	2001
Cost	**$450,717**	$506,208
Accumulated depreciation	**422,828**	465,884
Carrying value	**$ 27,889**	$ 40,324

4—Income Taxes—The provision for income tax expense consists of the following:

	2002	2001	2000
Current:			
Federal	**$1,203,000**	$739,000	$1,271,000
State	**10,000**	6,000	14,000
Deferred	**144,000**	154,000	45,000
	$1,357,000	$899,000	$1,330,000

The deferred tax liabilities and assets consist of the following:

	2002	2001
Depreciation	**$(1,560,005)**	$(1,444,861)
Inventory	**311,911**	329,485
Accrued vacation	**170,292**	175,866
Allowance for doubtful accounts	**83,800**	83,800
Other, net	**27,918**	33,626
	593,921	622,777
	$ (966,084)	$ (822,084)

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
Expected tax at U.S. Statutory rate	**$1,347,000**	**34.0**	$915,000	34.0	$1,355,000	34.0
State taxes, net of federal benefit	**7,000**	**.2**	4,000	.1	9,000	.2
Other, net	**3,000**	**.1**	5,000	.2	5,000	.1
Adjustment to prior year accrual	**—**	**—**	(25,000)	(.9)	(39,000)	(.9)
Income tax expense	**$1,357,000**	**34.3**	$899,000	33.4	$1,330,000	33.4

5—Note Payable— In connection with the tender offer completed in April 2000, the Company obtained, on an unsecured basis, a financing commitment that provided borrowing capacity of up to $9.0 million plus a $1.0 million line of credit. The new borrowing was used to repay an existing loan ($2.7 million) and to fund purchases of stock under the terms of a "Dutch auction." As of December 31, 2002, total indebtedness under the term loan was $1,632,760. Under the terms of the note evidencing such debt, the Company will repay the principal in quarterly installments of $450,000, plus interest computed on the unpaid balance at a variable rate that is based upon, at the election of the Company, the Bank of America's prime rate less an applicable margin or the London Inter-Bank Offering Rate (LIBOR) plus an applicable margin. The applicable margin is based upon the funded debt ratio. For any portion of the loan that bears interest at the prime rate, this margin is up to 50 basis points, for any portion of the loan that bears interest at the LIBOR rate, the margin is up to 130 basis points. The interest rate is adjusted quarterly and was approximately 2.4% at December 31, 2002. This note is subject to the maintenance of certain financial covenants, including net worth, funded debt ratio and debt coverage ratio. The line of credit was extended through May 31, 2003 and remained unused at December 31, 2002. The loan agreement expires on March 1, 2005, at which time any unpaid principal and interest is due.

6—Treasury Stock Transactions—In 2002, the Company purchased 1,000 shares of its common stock for $26,976 and in 2000, 170,964 shares were purchased for $3,895,122. These shares are being held in treasury. During 2001, no shares were purchased.

7—Shareholder Rights Agreement—On November 22, 1999, the Company adopted a shareholder rights agreement and declared a dividend distribution of one right for each outstanding share of Company common stock to shareholders of record at the close of business on December 3, 1999. Each right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $90, subject to adjustment. The rights may only become exercisable under certain circumstances involving acquisition of the Company's common stock, including the purchase of 10 percent or more by any person or group. The rights will expire on December 2, 2009 unless they are extended, redeemed or exchanged.

8—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $435,000 in 2002, $295,000 in 2001 and $437,000 in 2000.

9—Other Income (Expense), net—consists of the following:

	2002	2001	2000
Interest income	**$ 83,770**	$ 145,233	$ 202,915
Interest expense	**(79,556)**	(259,840)	(378,640)
Gain on sale of property and equipment	**30,559**	42,917	2,439
Other	**15,560**	15,517	17,506
	$ 50,333	$ (56,173)	$(155,780)

10—Segment Information—The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and screw machine products. The assembly equipment segment includes automatic rivet setting machines, parts and tools for such machines and the leasing of automatic rivet setting machines. Information by segment is as follows:

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2002:				
Net sales and lease revenue	$34,991,758	$8,021,008	$ —	$43,012,766
Depreciation	1,474,228	217,665	223,833	1,915,726
Segment profit	4,499,657	2,325,353	—	6,825,010
Selling and administrative expenses			2,868,149	2,868,149
Interest expense			79,556	79,556
Interest income			(83,770)	(83,770)
Income before income taxes				3,961,075
Capital expenditures	790,261	13,446	82,302	886,009
Segment assets:				
Accounts receivable	4,115,988	878,709	—	4,994,697
Inventory	3,874,804	2,215,137	—	6,089,941
Property, plant and equipment	10,054,327	1,530,960	1,196,911	12,782,198
Other assets	—	—	6,221,337	6,221,337
				30,088,173
Year Ended December 31, 2001:				
Net sales and lease revenue	$32,704,142	$7,738,868	$ —	$40,443,010
Depreciation	1,446,254	242,517	232,932	1,921,703
Segment profit	3,892,772	1,860,559	—	5,753,331
Selling and administrative expenses			2,947,454	2,947,454
Interest expense			259,840	259,840
Interest income			(145,233)	(145,233)
Income before income taxes				2,691,270
Capital expenditures	1,283,566	17,209	130,923	1,431,698
Segment assets:				
Accounts receivable	3,276,948	718,200	—	3,995,148
Inventory	3,636,677	2,413,991	—	6,050,668
Property, plant and equipment	10,741,793	1,737,603	1,339,139	13,818,535
Other assets	—	—	5,813,662	5,813,662
				29,678,013
Year Ended December 31, 2000:				
Net sales and lease revenue	$35,735,699	$9,687,564	$ —	$45,423,263
Depreciation	1,399,029	254,398	236,422	1,889,849
Segment profit	4,878,808	3,070,744	—	7,949,552
Selling and administrative expenses			3,787,666	3,787,666
Interest expense			378,640	378,640
Interest income			(202,915)	(202,915)
Income before income taxes				3,986,161
Capital expenditures	1,933,638	150,372	41,179	2,125,189
Segment assets:				
Accounts receivable	3,844,195	1,193,036	—	5,037,231
Inventory	4,401,873	2,802,311	—	7,204,184
Property, plant and equipment	10,898,517	1,965,616	1,459,384	14,323,517
Other assets	—	—	4,592,187	4,592,187
				31,157,119

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 18, 18 and 19 percent and 17, 14 and 11 percent of consolidated revenues during 2002, 2001 and 2000, respectively. Sales to a third customer amounted to 10 percent in 2001.

11—Other Unusual Items of Income and Expense— During interim periods, the Company uses estimated gross profit rates to determine the cost of goods sold for a portion of its operations. Actual results can vary from these estimates, and these estimates are adjusted, as necessary, when actual information is available. Fourth quarter net income includes the net favorable (unfavorable) effect of certain adjustments related to inventory and certain accruals of $.01, $(.02) and $.10 per share, for 2002, 2001 and 2000, respectively.

12—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $41,000, $40,000 and $36,000 for 2002, 2001 and 2000, respectively. Total future minimum rentals at December 31, 2002 are not significant.

The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position.

Report of Independent Accountants

To the Board of Directors and Shareholders of
Chicago Rivet & Machine Co.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, retained earnings and cash flows present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and its subsidiary at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 21, 2003

Selected Financial Data

	2002	2001	2000	1999	1998
Net Sales and Lease Revenue	**$43,012,766**	$40,443,010	$45,423,263	$49,080,257	$44,938,184
Income Before Income Taxes	**3,961,075**	2,691,270	3,986,161	5,229,291	5,077,480
Net Income	**2,604,075**	1,792,270	2,656,161	3,454,291	3,360,480
Net Income Per Share	**2.69**	1.85	2.60	3.00	2.90
Dividends Per Share	**.87**	.97	1.07	1.07	1.12
Average Common Shares Outstanding	**966,537**	967,132	1,022,627	1,151,333	1,159,360
Working Capital	**12,874,182**	11,616,424	12,001,291	12,447,590	12,302,179
Total Debt	**1,632,760**	3,432,760	5,232,760	3,150,000	4,950,000
Total Assets	**30,088,173**	29,678,013	31,157,119	32,621,585	31,815,781
Shareholders' Equity	**24,109,105**	22,372,924	21,518,773	23,887,278	22,012,659

Quarterly Financial Data (Unaudited)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2002				
Net Sales and Lease Revenue ..	$10,452,326	$12,437,856	$ 9,832,012	$10,290,572
Gross Profit	2,575,805	3,116,223	2,280,903	2,612,632
Net Income........	625,116	902,589	435,015	641,355
Per Share Data:				
Net Income Per Share.........	.65	.93	.45	.66
Average Common Shares Outstanding...	967,132	966,768	966,132	966,132
2001				
Net Sales and Lease Revenue ..	$10,627,831	$11,216,249	$ 9,398,572	$ 9,200,358
Gross Profit	2,249,917	2,819,622	2,330,542	1,786,965
Net Income........	339,241	737,438	426,996	288,595
Per Share Data:				
Net Income Per Share.........	.35	.76	.44	.30
Average Common Shares Outstanding...	967,132	967,132	967,132	967,132
2000				
Net Sales and Lease Revenue ..	$12,435,736	$12,366,088	$10,345,570	$10,275,869
Gross Profit	3,543,512	3,646,726	2,262,689	2,490,103
Net Income........	921,435	894,713	274,583	565,430
Per Share Data:				
Net Income Per Share.........	.81	.89	.28	.58
Average Common Shares Outstanding...	1,138,096	1,003,080	978,532	971,841

Information on Company's Common Stock

The Company's common stock is traded on the American Stock Exchange. The ticker symbol is: CVR

At December 31, 2002, there were approximately 320 shareholders of record

The transfer agent and registrar for the Company's common stock is EquiServe Trust Company, N.A.

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared		Market Range			
Quarter	**2002**	2001	**2002**		2001	
First	**$.33***	$.43*	**$28.80**	**$22.70**	$21.50	$16.50
Second ...	**.18**	.18	**$28.80**	**$25.65**	$19.70	$18.70
Third......	**.18**	.18	**$26.60**	**$23.50**	$22.75	$19.00
Fourth	**.18**	.18	**$26.66**	**$22.40**	$22.90	$20.00

* Includes an extra dividend of $.15 and $.25 per share in 2002 and 2001, respectively.

BOARD OF DIRECTORS

Edward L. Chott (a)
Chairman and Chief
Executive Officer of
The Broaster Co.
Beloit, Wisconsin

Nirendu Dhar
General Manager of
H & L Tool Company, Inc.

William T. Divane, Jr. (a) (c)
Chairman of the Board and
Chief Executive Officer of
Divane Bros. Electric Co.
Franklin Park, Illinois

John R. Madden (a) (c) (e)
Chairman of the Board of
The First National Bank
of La Grange
La Grange, Illinois

John A. Morrissey (e)
Chairman of the Board
of the Company
President and Director of
Algonquin State Bank
Algonquin, Illinois

Walter W. Morrissey (c) (e)
Attorney at Law
Morrissey & Robinson
Oakbrook Terrace, Illinois

John C. Osterman (e)
President of the Company

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee

CORPORATE OFFICERS

John A. Morrissey
Chairman, Chief
Executive Officer

John C. Osterman
President, Chief Operating
Officer and Treasurer

Nirendu Dhar
General Manager of
H & L Tool Company, Inc.

Donald P. Long
Vice President-Sales

Kimberly A. Kirhofer
Secretary

Michael J. Bourg
Corporate Controller

CHICAGO RIVET & MACHINE CO.

Administrative & Sales Offices
Naperville, Illinois
Norwell, Massachusetts

Manufacturing Facilities
Albia Division
Albia, Iowa

Jefferson Division
Jefferson, Iowa

Tyrone Division
Tyrone, Pennsylvania

H & L Tool Company, Inc.
Madison Heights, Michigan

Web Site
www.chicagorivet.com


Chicago Rivet

Chicago Rivet & Machine Co. • 901 Frontenac Road • P.O. Box 3061 • Naperville, Illinois 60566 • Telephone: (630) 357-8500